Filed by Iridium Communications Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iridium Communications Inc.

Commission File No.: 001-33963

The following communication began being distributed to certain stockholders of Iridium Communications Inc. (“Iridium”) on September 3, 2026 in connection with the proposed acquisition of Iridium by Rocket Lab Corporation:

[Date]

Dear Fellow Stockholder:

We previously sent you proxy materials for the important special meeting of stockholders of Iridium Communications Inc. to be held on September 24, 2026, in connection with the proposed merger with Rocket Lab Corporation (the “Merger”).

Your Board of Directors unanimously recommends that you vote FOR the Merger and related proposals.

Your vote is very important. Please note that failing to vote will have the same effect as a vote against the Merger. If you have not already done so, please vote TODAY via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided.

Thank you for your support.

By Order of the Board of Directors,

Kathleen A. Morgan

Chief Legal Officer and Corporate Secretary

VOTING IS QUICK AND EASY—PLEASE VOTE TODAY!

If you have any questions, or need assistance in voting
your shares, please call the firm assisting us with the proxy solicitation:

INNISFREE M&A INCORPORATED
(877) 825-8772 (toll-free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that also constitutes a prospectus of Rocket Lab. On August 26, 2026, the Registration Statement was declared effective, Iridium filed the definitive proxy statement, and Rocket Lab filed the final prospectus. The definitive proxy statement/final prospectus was sent to the stockholders of Iridium beginning on or about August 26, 2026, seeking their approval of certain transaction-related proposals. This communication is not a substitute for the definitive proxy statement/final prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

The definitive proxy statement/final prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS ROCKET LAB AND IRIDIUM FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain these materials free of charge (when they become available) at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec- filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/final prospectus filed with the SEC on August 26, 2026. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab is included in the definitive proxy statement/final prospectus filed with the SEC on August 26, 2026. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.